FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 19, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: April 19th, 2005

Exhibit 1

Compugen Announces Pilot Systems Biology Research Project with Novartis

Tel Aviv, Israel - April 19, 2005 - Compugen Ltd. (NASDAQ: CGEN) announced today a joint pilot research project with Novartis (NYSE: NVS) in the field of systems biology. The agreement calls for Compugen to generate information about biological interaction networks through the development of a proprietary platform for research and analysis of microarray and other biological data.

Under terms of the pilot project agreement, Novartis will obtain sole rights to the specific results of the project, and Compugen will retain all rights to the research and discovery systems developed through the collaboration.  In addition, Novartis will make a one-time payment to Compugen for the information to be provided.

"We chose Compugen for their proven capabilities in predictive modeling of biology, which have yielded impressive results in our previous collaborative efforts," said Dalia Cohen, Ph.D., Global Head of Functional Genomics, Novartis Institute for Biomedical Research, Inc., in Cambridge, MA.

Mor Amitai, Ph.D., President and CEO of Compugen, stated, "We are delighted that Novartis has once again selected Compugen for a state-of-the-art scientific and technological project. We look forward to having the opportunity to further develop our relationship with them and to enhance our capabilities in systems biology through collaboration with their scientific team."

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

1